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[WORLD ACCESS LOGO]                                  FILED BY WORLD ACCESS, INC.
                                                     COMMISSION FILE NO. 0-29782
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                                  SUBJECT COMPANIES: TELDAFAX AG

                        WORLD ACCESS AMENDS TENDER TERMS

         ATLANTA, GEORGIA - December 6, 2000 - World Access, Inc. (Nasdaq: WAXS) announced today that its planned tender offer for the acquisition of all publicly traded shares in TelDaFax AG (Neuer Markt: TFX) will be effected at an increased exchange ratio of 1.16 World Access shares for each TelDaFax share. The increase in the exchange ratio was made in order to comply with the German Takeover Code, in light of recent trading activity in TelDaFax shares. APAX Funds and Dr. Henning Klose, CEO of TelDaFax, have waived their rights under the agreement to get additional shares. World Access has agreed to reimburse APAX for certain expenses related to the transaction. At the new ratio, if 100% of outstanding TelDaFax shares are tendered, World Access will issue approximately
22.9 million new shares in order to complete the tender. The Company anticipates that the public tender offer will be initiated next week.

ABOUT WORLD ACCESS

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

         THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: POTENTIAL INABILITY TO IDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES; DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000, AS AMENDED, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO. 333-79097) AND S-4 (NO. 333-37750 AND 333-44864), ALL OF WHICH
         ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.

         WORLD ACCESS HAS FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). WE URGE


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         INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT
         DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY WORLD ACCESS WILL BE AVAILABLE FREE OF CHARGE BY
         WRITING TO INVESTOR RELATIONS, WORLD ACCESS, INC., 945 E. PACES FERRY ROAD, SUITE 2200, ATLANTA, GA, 30326, OR BY TELEPHONE REQUEST TO 404-231-2025. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

         THE PARTICIPANTS, AS DEFINED IN INSTRUCTION 3 TO ITEM 4 OF SCHEDULE 14(A) IN THE SOLICITATION OF PROXIES FROM THE WORLD ACCESS STOCKHOLDERS FOR THE APPROVAL OF THE TRANSACTION INCLUDE WORLD ACCESS AND WALTER J. BURMEISTER, KIRBY J. CAMPBELL, BRIAN CIPOLETTI, STEPHEN J. CLEARMAN, JOHN P. IMLAY, JR., MASSIMO PRELZ OLTRAMONTI, JOHN D. PHILLIPS, JOHN P. RIGAS, CARL E. SANDERS, DRU A. SEDWICK, AND LAWRENCE C. TUCKER, EACH A DIRECTOR OF WORLD ACCESS. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.

WORLD ACCESS CONTACT:      MICHELE WOLF
(404-231-2025)             V.P. OF INVESTOR RELATIONS
HTTP://WWW.WAXS.COM